UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Golden Telecom, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

38122G107

(CUSIP Number)

Pavel Nezhutin

Corporate Secretary

Open Joint Stock Company Long-Distance and

International Telecommunications “Rostelecom”

14, 1st Tverskaya-Yamskaya Street

Moscow 125047, Russian Federation

Telephone: +7 (499) 972 8283

Copy to:

Scott R. Haber, Esq.	Wendy Atrokhov
Latham & Watkins LLP	Latham & Watkins LLP
505 Montgomery Street, Suite 2000	Gasheka Street 6, Suite 510
San Francisco, California 94111	Moscow 125047, Russian Federation
Telephone: (415) 391-0600	Telephone:+7 (495) 785 1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38122G107

1.	Names of Reporting Persons Telecommunication Investment Joint-Stock Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO; HC

(1) See Items 5 and 6.

CUSIP No. 38122G107

1.	Names of Reporting Persons Open Joint Stock Company Long-Distance and International Telecommunications “Rostelecom”

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relating to Golden Telecom, Inc., a Delaware corporation (“Golden Telecom”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 16, 2002 (the “Schedule 13D”).  The Schedule 13D is filed with respect to the shares of Common Stock of Golden Telecom (the “Shares”).

Capitalized terms used and not defined herein have the meanings set forth in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 1.	Security and Issuer
No changes.
Item 2.	Identity and Background

Item 4 of the Schedule 13D is hereby amended in its entirety by the following:

                This Schedule is being filed by each of the following persons:

                (a) Telecommunication Investment Joint-Stock Company (“Svyazinvest”), and

                (b) Open Joint Stock Company Long-Distance and International Telecommunications “Rostelecom” (“Rostelecom”).

                Svyazinvest and Rostelecom are sometimes collectively referred to in this Amendment No. 1 as the “Reporting Persons”.

                Svyazinvest is a Russian joint stock company with the address of its principal business and principal office at 55 Plyuschikha Street, bldg. 2 Moscow, 119121, Russian Federation.  The principal business of Syvazinvest is to act as a holding company and engage, through its subsidiaries and affiliates, in the provision of various telecommunications services.

                Rostelecom is a Russian open joint stock company with the address of its principal business and principal office at 14, 1st Tverskaya-Yamskaya Street, Moscow 125047, Russian Federation.  The principal business of Rostelecom is the provision of domestic and international long distance communications services and telecommunications traffic throughput services in the Russian Federation.

                Svyazinvest holds 50.67% of the voting shares of Rostelecom and 6 of the 11 directors of Rostelecom are designees of Svyazinvest.  Accordingly, Svyazinvest may be deemed to be the beneficial owner of the Shares held by Rostelecom. Svyazinvest disclaims such beneficial ownership.

                Information regarding the directors and executive officers of each of the Reporting Persons is set forth in Schedule A hereto and is incorporated herein by reference.

                During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In July 2007, Golden Telecom issued 392,988 Shares to Rostelecom for cash consideration of approximately $20.4 million, or $51.95 per Share. Rostelecom had the right to acquire these shares under the Successor Shareholders Agreement (described in Item 5 below). This right became exercisable due to Golden Telecom’s issuance of Shares in connection with its acquisition of Corbina Telecom. Rostelecom financed this acquisition with working capital.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On December 21, 2007, Golden Telecom, VimpelCom Finance B.V. (“VIP Finance”) and Lillian Acquisition, Inc. (the “Purchaser”), entered into an Agreement and Plan of Merger, subject to the terms and conditions of which, among other things, the Purchaser commenced a cash tender offer for 100% of the outstanding Shares of Golden Telecom on January 18, 2008 (the “Tender Offer”).  With respect to the Tender Offer , a Schedule TO has been filed by the Purchaser, VIP Finance and Open Joint Stock Company “Vimpel-Communications” on January 18, 2008, as amended (“Schedule TO”).

On February 14, 2008, Rostelecom accepted the Tender Offer and tendered all of its Shares in Golden Telecom. On February 18, 2008, the Purchaser announced that it had accepted for payment all Shares that were validly tendered pursuant to the terms of the Tender Offer described in the Schedule TO, including shares tendered by Rostelecom, and that it will make payment to the depositary for the accepted shares promptly.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended as follows:

(a) On February 18, 2008, Purchaser announced that it had accepted all Shares tendered pursuant to the terms of the Tender Offer described in Schedule TO, including shares tendered by Rostelecom.  Pursuant to the Tender Offer, Rostelecom has agreed to sell, and the Purchaser has agreed to purchase, all 4,417,055 Shares held by Rostelecom at $105 per share.  The Purchaser has announced that it will make payment for all validly tendered Shares promptly.

Prior to the consummation of the Tender Offer, the Shares held by Rostelecom represented 10.9% of the outstanding Shares of Golden Telecom.  As a result of the consummation of the Tender Offer, none of the Reporting Persons beneficially owns any Shares, and the Successor Shareholder Agreement and the Successor Registration Rights Agreement (each as defined in Item 6 below) have terminated.

Svyazinvest holds 50.67% of the voting shares of Rostelecom and 6 of the 11 directors of Rostelecom are designees of Svyazinvest.  Accordingly, Svyazinvest may be deemed to be the beneficial owner of the Shares held by Rostelecom.  Svyazinvest disclaims such beneficial ownership.  To the best of the Reporting Persons' knowledge, no other person identified in response to Item 2 of this Schedule 13D beneficially owns any Shares.

Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Commission by Alfa Telecom (or its affiliated companies), Telenor, CIG, Cavendish and First NIS Fund for information regarding such entities, their respective beneficial ownership of Shares and any changes to such respective beneficial ownership of Shares.  Each of such persons is party to the Successor Shareholders Agreement.  Each of the Reporting Persons disclaims beneficial ownership of all Shares of Common Stock beneficially owned by Alfa Telecom (and/or its affiliated companies), Telenor, CIG, First NIS Fund and Cavendish, and the filing of this Schedule shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof forms a “group” (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5 under such Act) with, or is the beneficial owner of any Shares beneficially owned by, Alfa Telecom (and/or its affiliated companies), Telenor, CIG, First NIS Fund and Cavendish.

(b) As a result of the consummation of the Tender Offer, none of the Reporting Persons beneficially owns any Shares and none of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition of any Shares.

(c) Except as set forth in the Schedule 13D, including this Amendment No. 1 to Schedule 13D, none of the Reporting Persons, and to the best of the Reporting Persons’ knowledge none of the other persons identified in response to Item 2 of this Schedule 13D, has effected any transactions in the Shares during the past 60 days.

(d) Not applicable.

(e) On February 18, 2008, Purchaser announced that it had accepted all Shares tendered pursuant to the terms of the Tender Offer described in Schedule TO, including shares tendered by Rostelecom.  As a result of the consummation of the Tender Offer, none of the Reporting Persons, and to the best of the Reporting Persons’ knowledge none of the other persons identified in response to Item 2 of this Schedule 13D, beneficially owns any Shares.  This Amendment No. 1 to Schedule 13D is the final amendment to Schedule 13D for the Reporting Persons in connection with their ownership of Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

Golden Telecom, Rostelecom, Alfa Telecom Limited, a company incorporated in the British Virgin Islands (“Alfa Telecom”), Capital International Global Emerging Markets Private Equity Fund, L.P., a Delaware limited partnership (“CIG”), Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey (“Cavendish”) and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg (“First NIS Fund”) entered into a Shareholders Agreement dated as of September 5, 2002 (the “Prior Shareholders Agreement”), and a Standstill Agreement dated as of September 5, 2002 (the “Prior Shareholders Agreement”).  Golden Telecom and Rostelecom entered into a Registration Rights Agreement dated as of September 5, 2002 (the “Prior Registration Rights Agreement”).

On August 19, 2003, Golden Telecom entered into a share exchange agreement (the “Share Exchange Agreement”) with Nye Telenor East Invest AS, a company organized under the laws of Norway (“Telenor”), pursuant to which Telenor acquired Shares of Golden Telecom (the “Telenor Transaction”).  In connection with the Telenor Transaction, Golden Telecom, Rostelecom, Telenor,  Alfa Telecom, CIG, Cavendish and First NIS Fund entered into (i) a new Shareholders Agreement dated as of August 19, 2003 (the “Successor Shareholders Agreement”), which contained certain provisions relating to business combinations, transfers of Shares, the nomination and removal of the directors of Golden Telecom and the approval of special transactions, (ii) a new Registration Rights Agreement dated as of August 19, 2003 (the “Successor Registration Rights Agreement”), which contained certain provisions relating to the registration of Shares under the United States Securities Act of 1933, as amended and (iii) a new Standstill Agreement dated as of August 19, 2003 (the “Successor Standstill Agreement”), which contained certain provisions relating to proxy contests and the acquisition of Shares.  Each of the Successor Shareholders Agreement, the Successor Standstill Agreement and the Successor Registration Rights Agreement came into effect and superseded the Prior Shareholders Agreement, the Prior Standstill Agreement and the Prior Registration Rights Agreement, respectively, as of the effective date of the Telenor Transaction.  The Successor Standstill Agreement expired on June 1, 2005.  The Successor Shareholders Agreement is included herein as Exhibit 6 and is incorporated herein by reference.  The Successor Registration Rights Agreement is included herein as Exhibit 7 and is incorporated herein by reference.  The foregoing descriptions of the Successor Shareholders Agreement and the Successor Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the terms of the Successor Shareholders Agreement and the Successor Registration Rights Agreement, which are incorporated herein by reference.

As a result of the consummation of the Tender Offer, each of the Successor Shareholder Agreement and the Successor Registration Rights Agreement has terminated.

Except as set forth herein, the Reporting Persons, and to the best of the Reporting Persons’ knowledge the other persons identified in response to Item 2 of this Schedule 13D, do not have any contracts, arrangements, understandings or relationships with respect to any securities of Golden Telecom.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 6: Shareholders Agreement, dated as of August 19, 2003, between and among Golden Telecom, Inc., Alfa Telecom Limited, Nye Telenor East Invest AS, Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV (incorporated by reference to Exhibit 4.11.1 of the annual report on Form 20-F of Rostelecom for the fiscal year ended December 31, 2003)

Exhibit 7: Registration Rights Agreement, dated as of August 19, 2003, between and among Golden Telecom, Inc., Alfa Telecom Limited, Nye Telenor East Invest AS, Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV (incorporated by reference to Exhibit 4.13.1 of the annual report on Form 20-F of Rostelecom for the fiscal year ended December 31, 2003)

Exhibit 8:  Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2008	TELECOMMUNICATION INVESTMENT JOINT-STOCK COMPANY

	By:	/s/ Alexander N. Kiselev
Name: Alexander N. Kiselev
Title: Chairman of the Management Board and General Director

Dated: February 20, 2008	OPEN JOINT STOCK COMPANY LONG-DISTANCE AND INTERNATIONAL TELECOMMUNICATIONS “ROSTELECOM”

	By:	/s/ Konstantin Yu. Solodukhin
Name: Konstantin Yu. Solodukhin
Title: General Director

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF ROSTELECOM

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Rostelecom are set forth below.  The business address for each of our directors and executive officers is 14, 1st Tverskaya-Yamskaya Street, Moscow 125047, Russian Federation. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Rostelecom.  Unless otherwise indicated below, all of the persons listed below are citizens of the Russian Federation.

Present Principal Occupation Including Name and
Name	Address of Employer
Directors
Alexander N. Kiselev	Chairman of the Board of Directors, General Director and Chairman of the Management Board of OJSC Svyazinvest
Mikhail A. Alexeev	Chairman of the Board of Directors of OJSC Tetrasvyaz
Yevgeny A. Chechelnitsky	Deputy General Director of OJSC Svyazinvest
Valery V. Degtyarev	General Director at CJSC Professional Communications
Anatoly A. Gavrilenko	General Director and member of the Board of Directors of CJSC Leader
Sergey I. Kuznetsov	Chairman of the Board of Directors of OJSC VolgaTelecom
Yevgeny I. Logovinsky	Deputy Chairman of the Management Board of OJSC SOGAZ
Nikolai L. Mylnikov	Director of Legal Department of OJSC CIT Finance Investment Bank
Elena P. Selvich	Executive Director—Director of Economic and Finance Department of OJSC Svyazinvest
Maxim Yu. Tsyganov	Managing Director of OJSC CIT Finance Investment Bank
Yekaterina O. Vasilyeva	Director of the Corporate Finance Department of OJSC CIT Finance Investment Bank

Present Principal Occupation Including Name and
Name	Address of Employer
Executive Officers
Konstantin Yu. Solodukhin	General Director
Andrei A. Gaiduk	First Deputy General Director—Finance Director
Vladimir V. Terekhov	First Deputy General Director
Yevgeny V. Gerasimov	Deputy General Director—Director of the North-West Branch
Vladimir K. Mironov	Deputy General Director
Sergey L. Akopov	Director of Administrative Department
Andrei Yu. Baklykov	Director of IT Department
Dmitry M. Gurevich	Director of Project Management Department
Roman A. Frolov	Chief Accountant
Rodion S. Levochka	Director of Products and Marketing Department
Olga N. Rumyantseva	Director of Sales and Customer Service Department
Galina V. Rysakova	Director of Organizational Development and Human Resources Department
Dmitry V. Sigalov	Director of Legal Affairs Department

DIRECTORS AND EXECUTIVE OFFICERS OF SVYAZINVEST

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Svyazinvest are set forth below.  The business address of Svyazinvest’s  directors and executive officers is 55 Plyuschikha Street, bldg. 2 Moscow 119121, Russian Federation. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Svyazinvest.  Unless otherwise indicated below, all of the persons listed below are citizens of the Russian Federation.

Present Principal Occupation Including Name and
Name	Address of Employer
Directors
Leonid D. Reiman	Chairman of the Board of Directors, Minister for Information Technologies and Communications of the Russian Federation
Alexander N. Kiselev	Chairman of the Management Board and General Director
Anton V. Abugov	First Vice-President of AFK Sistema, Head of Business Strategy and Development
Kirill G. Androsov	Deputy Minister for Economic Development and Trade of the Russian Federation
Boris D. Antonyuk	Deputy Minister for Information Technologies and Communications of the Russian Federation
Alexander E. Gorbunov	Vice-President for Strategy and Development of OJSC Comstar
Vasily M. Popik	Deputy Director of the Expert Department of the President of the Russian Federation
Ljudmila I. Pridanova	Deputy Head of the Federal Property Agency
Vadim A. Stepanov	Secretary of State, Deputy Director of the Russian Federal Protection Service

Present Principal Occupation Including Name and
Name	Address of Employer
Executive Officers
(Who Are Not Directors)
Evgeny A. Chechelnitsky	Deputy General Director
Stanislav N. Panchenko	Deputy General Director
Denis V. Pozdnyakov	Deputy General Director
Vladimir B. Zhelonkin	Deputy General Director